Exhibit 99.1

Mobileye Announces First Quarter 2015 Financial Results

First Quarter 2015 Highlights:

•	Total revenue of $45.6 million
•	Non-GAAP Net Income of $18.2 million
•	Non-GAAP fully diluted EPS of $0.08
•	Generated $18.8 million in free cash flow

JERUSALEM, Israel – May 11, 2015 – (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, today announced financial results for the quarter ended March 31, 2015.

“The first quarter marked a strong start to the year, highlighted by two significant new program wins that will include our EyeQ4 chip, demonstrating the ongoing demand for our state-of-the-art technology, which bundles multiple applications into a single package,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  “During the quarter we saw accelerating trends toward ADAS and autonomous vehicle adoption, driven by recent announcements by OEMs and regulatory agencies, to improve driver safety. As a result, we believe the company is well positioned to benefit from increased global penetration.”

First Quarter 2015 Financial Highlights

•	Revenue: Total revenue for the first quarter of 2015 was $45.6 million, compared to $35.6 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $36.6 million, compared to $31.8 million in the prior-year period. After market (AM) revenue contributed the remaining $9.0 million of total revenue for the first quarter of 2015 compared to $3.8 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the first quarter of 2015 was $10.1 million, or $0.04 per diluted share. This compares to a GAAP net loss of $(19.6) million or $(0.61) per share for the first quarter of 2014. GAAP results included share-based compensation expense of $8.1 million for the first quarter of 2015 and $32.2 million for the first quarter of 2014.

Non-GAAP net income for the first quarter of 2015 was $18.2 million, or $0.08 per share, based on 237.0 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $12.6 million, or $0.06 per share, based on 211.4 million weighted average diluted shares outstanding during the first quarter of 2014. Non-GAAP net income excludes share-based compensation expense.

•	Cash and Cash Flow: At March 31, 2015, Mobileye had cash, cash equivalents and short-term investments of $426.2 million, compared to $375.1 million at December 31, 2014.

The company generated $21.5 million in net cash from operating activities for the first quarter of 2015 compared to $5.0 million for the first quarter of 2014. The company

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generated $18.8 million in free cash flow for the 2015 first quarter compared to $5.0 million for the comparable 2014 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 8:30 a.m. Eastern Daylight Time (U.S. time) today (Monday, May 11, 2015) to review the company’s financial results for the first quarter ended March 31, 2015 and to provide guidance for the remainder of fiscal 2015. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through August 11, 2015.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

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Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preference on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price and the limited availability of historical stock price information due to our recent IPO, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2015	2014
Revenue	$45,581	$35,649
Cost of revenue	12,035	8,810

Gross profit	33,546	26,839

Operating costs and expenses

Research and development, net	9,727	8,621
Sales and marketing	3,496	2,842
General and administrative	7,657	30,851

Total operating expenses	20,880	42,314

Operating profit (loss)	12,666	(15,475)

Interest income	175	385
Financial loss, net	(594)	(286)

Profit (loss) before taxes on income	12,247	(15,376)

Taxes on income	(2,109)	(4,183)

Net income (loss) for the period	$10,138	$(19,559)

Basic and diluted income (loss) per share:
Basic	$0.05	$(0.61)
Diluted	$0.04	$(0.61)

Weighted average number of ordinary shares (in thousands)
Basic	215,182	32,071
Diluted	236,969	32,071

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2015	2014

GAAP net income (loss) as reported	$10,138	$(19,559)

Non-GAAP adjustment

Expenses recorded for Stock-based compensation

Cost of revenues	5	8
Research and development	1,835	1,270
Sales and marketing	423	1,080
General and administrative	5,811	29,815
Total adjustment	8,074	32,173

Non-GAAP net income	18,212	12,614

Non-GAAP net income per share
Basic	$0.08	$0.06
Diluted	$0.08	$0.06

Weighted average number of shares (in thousands)
Basic	215,182	202,513
Diluted	236,969	211,397

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	March 31,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$284,331	$339,881
Restricted bank deposits	2,263	2,315
Marketable securities	139,557	32,895
Trade account receivables, net	23,297	15,806
Inventories	20,871	17,626
Other current assets	8,225	9,820
Total current assets	478,544	418,343

Long-term assets
Property, plant and equipment, net	10,674	8,787

Funds in respect of employee rights upon retirement	8,152	7,969

Other assets	1,354	1,307
Total long-term assets	20,180	18,063

Total assets	$498,724	$436,406
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$22,648	$17,870
Employee related accrued expenses	5,569	3,961
Other current liabilities	37,820	5,739
Total current liabilities	66,037	27,570

Long-term liabilities

Liability in respect of employee rights upon retirement	9,670	9,350

Long-term liabilities	4,702	4,812
Total long-term liabilities	14,372	14,162

Total liabilities	80,409	41,732

Shareholders’ equity

Share capital	2,540	2,511
Additional paid-in capital	536,604	523,315
Accumulated other comprehensive income (loss)	4	(181)
Accumulated deficit	(120,833)	(130,971)
Total shareholders’ equity	418,315	394,674

Total liabilities and shareholders’ equity	$498,724	$436,406

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2015	2014
Cash flows from operating activities
Net income (loss) for the period	$10,138	$(19,559)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	787	516
Exchange rate differences	664	109
Liability in respect of employee rights upon retirement	320	368
Loss from marketable securities	33	230
Share-based compensation	8,074	32,173
Changes in asset and liabilities:
Trade accounts receivables, net	(7,491)	(8,603)
Other current assets	1,836	1,043
Inventories	(3,245)	(527)
Other long-term assets	(47)	(82)
Account payables and accrued expenses	4,816	(2,773)
Employee-related accrued expenses	1,608	380
Other current liabilities	4,081	(138)
Long-term liabilities	(110)	1,898
Net cash from operating activities	21,464	5,035

Cash flows used in investing activities
Investment in short-term deposits and restricted cash	-	(32,990)
Proceeds from short-term deposits and restricted cash	-	24,160
Proceeds from maturities/sales of marketable securities	3,232	4,212
Purchase of marketable securities	(109,742)	(8,838)
Funds in respect of employee right upon retirement	(361)	(287)
Purchase of property and equipment	(2,712)	(82)
Net cash used in investing activities	(109,583)	(13,825)

Cash flows from financing activities
Cash received in respect of withholding taxes related to exercise of options	28,000	-
Exercise of options	5,003	613
Net cash from financing activities	33,003	613

Decrease in cash and cash equivalents	(55,116)	(8,177)

Balance of cash and cash equivalents at the beginning of the period	339,881	72,560

Exchange rate differences on cash and cash equivalents	(434)	(109)

Balance of cash and cash equivalents at the end of the period	$284,331	$64,274

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2015	2014

GAAP net cash from operating activities as reported	$21,464	$5,035

Capital Expenditures	(2,712)	(82)
Free Cash Flow	18,752	4,953

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